This submission is made solely for the purpose of establishing a new registration statement and obtaining series and contract identifiers for the RiverSource® Guarantee Period Accounts (the “GPA”), a market value adjusted fixed interest investment option offered in combination with RiverSource® Retirement Group Annuity Contract I variable annuity contract, in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”), or pursuant to Rule 485(b) in accordance with Rule 485(b)(1)(vii) under the Act. This submission is a part of RiverSource Life Insurance Company’s transition of the GPA, currently registered on Form S-3 as Registration No. 333-286517, to the amended Form N-4 requirements tailored to register market value adjustment annuities.

Any questions on this submission should be directed to Nicole Wood with RiverSource Life Insurance Company by telephone at (612) 678-5337.

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